UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

[ ]	**REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

[X]	**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ]	**TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 333-44404

SOPHEON PLC
(Exact name of Registrant as specified in its charter)
ENGLAND AND WALES
(Jurisdiction of incorporation or organization)

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STIRLING HOUSE, SURREY RESEARCH PARK, GUILDFORD
SURREY GU2 7RF, UNITED KINGDOM
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange On which registered
N/A	N/A

Securities registered or to be registered pursuant to 12(g) of the Act.

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to 15(d) of the Act.

Ordinary Shares of 5p each

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

 82,933,309 Ordinary shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No _____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 X Item 18 _____

2

5

References in this document to "United States dollars", "$" or "cents" are to the currency of the United States and references to "pounds sterling", "pounds", "£", "pence" or "p" are to the currency of the United Kingdom. There are 100 pence to each pound. References to euro and "" are to the currency of the European Monetary Union. Solely for your convenience, this document contains translations of certain pounds sterling amounts into United States dollars at specified rates. You should not take these translations as assurances that the pounds sterling amounts currently represent United States dollar amounts or could be converted into United States dollars at the rate indicated or at any other rate, at any time.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF   1995:

Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts and information set forth in "Material Information-Risk Factors".

Sopheon plc desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. The words "believe", "expect", "anticipate"," "intend"," "estimate"," "forecast"," "project" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Except to the extent required by law, neither Sopheon plc, nor any of its respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this document.

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS

Not   applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not   applicable.

ITEM 3.   KEY INFORMATION

A.   SELECTED   FINANCIAL   DATA.

The following table sets forth selected historical financial data of Sopheon for each of the last five fiscal years ended December 31, 2002.   The selected historical data have in part been derived from and should be read in conjunction with Sopheon's audited consolidated financial statements, including the notes thereto, beginning at page F-1 of this document.

Consolidated   Profit   and   Loss   account   data

Amounts in accordance with UK GAAP

Year ended December 31	*1998*	*1999*	*2000*	*2001*	*2002*
	£'000	*£'000*	*£'000*	*£'000*	*£'000*
Turnover – continuing operations	891	1,510	7,763	13,963	12,353
Cost of sales	(608)	(983)	(5,402)	(10,186)	(9,002)
Gross profit	283	527	2,361	3,777	3,351
Sales and marketing expenses	(502)	(760)	(3,450)	(7,281)	(5,437)
Administrative expenses	(884)	(1,460)	(6,080)	(9,802)	(8,058)
Amortization of goodwill	-	(323)	(5,561)	(12,288)	(5,922)
Impairment charge re goodwill	-	-	-	(9,143)	-

Operating loss – continuing operations	(1,103)	(2,016)	(12,730)	(34,737)	(16,066)
Share of operating loss of associated undertaking	-	-	(76)	(63)	(46)
Other income / (expense) net	(39)	(56)	861	169	(67)
Loss for the year before tax	(1,142)	(2,072)	(11,945)	(34,631)	(16,179)
Tax on ordinary activities	-	-	-	-	126
Loss for the year after tax	(1,142)	(2,072)	(11,945)	(34,631)	(16,053)
Loss per share (basic and diluted)	(6.1)p	(10.1)p	(33.4)p	(76.2)p	(19.4)p
Weighted average number of shares outstanding and issued ('000)	18,731	20,566	35,732	45,471	82,669

Amounts in accordance with US GAAP

Year ended December 31	1999	2000	2001	2002
	£'000	£'000	£'000	£'000
Turnover	1,510	7,763	13,963	12,353
Cost of sales	(983)	(5,402)	(10,186)	(9,002)
Gross profit	527	2,361	3,777	3,351
Sales and marketing expense	(886)	(4,039)	(7,281)	(5,437)
Administrative expenses	(1,460)	(6,132)	(9,724)	(7,927)
Amortization of goodwill and other intangible assets	(349)	(7,970)	(18,461)	(1,582)
Impairment charge re goodwill and other intangible assets	-	-	(19,806)	(7,964)
Operating loss	(2,168)	(15,780)	(51,495)	(19,559)
Share of operating loss of associated undertaking	-	(76)	(63)	(46)
Other income / (expense) net	(707)	481	86	(140)
Loss before tax	(2,875)	(15,375)	(51,472)	(19,745)
Tax	-	-	-	126
Loss before extraordinary gain	(2,875)	(15,375)	(50,977)	(19,619)
Extraordinary gain	-	-	495	-
Loss for the year	(2,875)	(15,375)	(50,977)	(19,619)
Loss per share (before extraordinary gain)	(14.0)p	(43.0)p	(113.2)p	(23.8)p
Extraordinary gain per share	-	-	1.0 p	-

Net loss per share	(14.0)p	(43.0)p (112.2)p		(23.8)p

No dividends have been declared or paid in respect of any of the above financial years.

Consolidated Balance Sheet data

At December 31	*1998*	*1999*	*2000*	*2001*	*2002*
	£'000	*£'000*	*£'000*	*£'000*	*£'000*
Amounts in accordance with UK GAAP					
Working capital	(1,231)	5,543	4,726	8,352	(317)
Total assets	1,171	17,104	46,127	29,988	11,840
Creditors: amounts falling due					
after more than one year	(3)	(55)	(22)	(2,578)	(2,569)
Shareholders' funds	(864)	13,479	38,296	18,365	2,426
Share capital	6,001	22,461	56,706	68,337	68,376
Amounts in accordance with US GAAP					
Working capital	(1,231)	5,543	4,726	8,352	(317)
Total assets	1,171	17,944	61,649	33,281	10,779
Long-term obligations less current portion	(3)	(55)	(22)	(2,505)	(2,569)
Shareholders' equity/(deficit)	(864)	14,319	53,818	21,731	1,365

Exchange Rates

The tables below set forth, for the periods and dates indicated, the exchange rate for the United States dollar against the United Kingdom pound sterling, based on the noon buying rate in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York. The period average is based on the average of the noon buying rates on the last day of each month during the period. Such rates are not used by Sopheon in the preparation of its consolidated financial statements.

For the Months of	High	Low
January 2003	$1.65	$1.60

February 2003	$1.65	$1.57
March 2003	$1.61	$1.56
April 2003	$1.60	$1.55
May 2003	$1.65	$1.59
June 2003	$1.68	$1.63

For the Year ended December 31	Period Average
1997	$1.64
1998	$1.66
1999	$1.61
2000	$1.52
2001	$1.45
2002	. . . . $1.50

B.   CAPITALIZATION   AND   INDEBTEDNESS

Not   applicable.

C.   REASONS   FOR   THE   OFFER   AND   USE   OF   PROCEEDS

Not   applicable.

D.   RISK   FACTORS

Sopheon has a history of losses and its prospects of achieving profitability are dependent on products which have yet to demonstrate full market acceptance. Sopheon has in past years experienced substantial net losses due, in part, to its investment in product development, marketing and integration of its businesses. In the year ended December 31, 2002 it generated consolidated sales of £12.4 million but incurred an operating loss of £16.1 million. Sopheon expects to continue to invest in product development and marketing, which in the absence of revenue growth could result in

continued operating losses for the foreseeable future. Much of the historical growth in Sopheon's revenues has been derived from acquisitions. Sopheon's ability to achieve profitability depends on a number of factors, including the meeting of sales targets for its Accolade software, which are at a level higher than that achieved to date. The report of Sopheon's independent auditors for the periods ended December 31, 2001 and 2002 refers to the disclosures made in the financial statements as to Sopheon's recurring losses from operations and lack of funds, which raise substantial doubt about its ability to continue as a going concern. Details of the steps taken by Sopheon to provide the Group with adequate funding to support its activities are set out in Note 1 to the financial statements.

The deterioration in investor sentiment towards technology companies may affect Sopheon's ability to obtain funding from external investors. The past three years have seen a significant deterioration in investor sentiment towards technology companies. Sopheon has in the past experienced large operating losses and accordingly large cash outflows. Profitability in the short term is dependent on a number of factors as set out below. Should Sopheon not succeed in achieving profitability, there is no certainty that market conditions will permit it to obtain sufficient further funding from external sources so as to continue to operate in its current form.

The generally weak economic conditions have significantly reduced prospective client budgets for spending on the Company's products. If economic conditions do not improve, Sopheon's business, results of operations and financial condition could be materially affected. The impact of weak economic conditions on some of Sopheon's customers may adversely affect demand for Sopheon's products and services which could harm Sopheon's business, results of operations and financial condition. More specifically, customers' budgets for Information Technology investment have been severely curtailed, thus sales cycles are lengthened and, in many cases, never brought to fruition. Such a continuing climate, if sustained, could have a significant adverse impact on our on-going operations.

The expected benefits from Sopheon's proposed restructuring may not be realised. At December 31, 2002, Sopheon had gross cash resources of £3.4 million before overdrafts and lines of credit drawn totaling £0.9 million. Coming into 2003 the board took the view that a stronger cash position was required for a responsible continuation of our development strategy for the business. After consulting with Sopheon's financial advisers and key institutional investors, Sopheon came to the conclusion that a restructuring of the business was the most pragmatic approach to improve the balance sheet that could be taken in the current financial market environment.

As part of the restructuring, on June 26, 2003 Sopheon announced the signing of a definitive agreement for the divestment of its US-based Information Management ("IM") division, and on June 30, 2003 holders of Sopheon's Convertible Loan Stock agreed to extend the maturity date of the Stock to June 20, 2005. Sopheon has also announced that it is assessing its German IM division with a view to restructuring its activities.

As a consequence of the restructuring, Sopheon will sharpen its focus on its Business Pro-

cess Division ("BPS"). The divestment of the US-based IM business will result in the loss of a revenue flow, which includes a substantial predictable element of renewals by established customers, and there will in future be reduced level of predictability of Sopheon's future revenue streams, which will increasingly depend on the BPS division's proprietary software.

The acquisitions in recent years of AppliedNet, Teltech and Orbital significantly affect the comparability of Sopheon's results making it difficult to analyse Sopheon's performance, and the divestment during 2003 of Sopheon's US-based IM business will make the analysis of future performance difficult. Accordingly, period-to-period comparisons of Sopheon's operating performance may not necessarily be meaningful and should not be relied on as an indication of future performance.

Sopheon will require relationships with partners who are able to market and implement its products. Historically, Sopheon has devoted substantial resources to the direct marketing of its products, and its strategy to enter into strategic alliances and other collaborative relationships to widen the customer base and create a broad sales and implementation channel for its products is still at an early stage. The successful implementation of this strategy is crucial to Sopheon's prospects. However, Sopheon cannot be sure that partners will devote adequate resources to promoting or selling Sopheon's products.

Certain of Sopheon's competitors have greater financial resources than Sopheon, which may affect Sopheon's ability to gain market share for its products. While Sopheon has in the past invested substantial resources and effort in sales and marketing activities, it remains a relatively small organization by global standards. Its resources would be dwarfed by those of many larger companies that are capable of developing and offering similar solutions or part solutions. If Sopheon were to compete directly with such companies, it may not succeed in reaching as deep and broad an audience or in developing and marketing programs and collateral which are as effective as its competitors may be able to achieve with their greater resources.

The unpredictability of Sopheon's revenues and results of operations makes it difficult to predict financial performance. In the short term, Sopheon expects its revenues to be significantly dependent on a small number of relatively large orders for its products and services. Sopheon's products require a substantial commitment of resources by customers or their consultants over an extended period of time. The time required to complete a product sale may vary from customer to customer and may be protracted due to unforeseen circumstances. Furthermore, the market for information systems products and services in the Internet sector has experienced significant variation in recent years. A significant proportion of the group's traditional business activities have exposure to this sector.

Sopheon is dependent upon certain key management personnel, the loss of whom could have a material impact on it. While service agreements have been entered into with key executives, the retention of their services cannot be guaranteed. The loss of the services of these and other key employees

could have a material adverse effect on Sopheon. In addition, it has become increasingly difficult to retain key employees, and the competition for qualified employees has become exceedingly difficult.

The loss of trading relationships with key customers would materially adversely affect Sopheon's business. A few major customers account for a substantial amount of Sopheon's revenues and there is no guarantee that these customers will continue to do business with Sopheon after the end of their current contracts. Sopheon expects that it will continue to depend on a relatively small number of customers for a substantial portion of its revenue in the foreseeable future.

Sopheon's markets continue to be at an early stage of development and it is possible that Sopheon's products may not sell in the quantities or at the prices required to achieve sustained profitability. The market for knowledge management software and services is emerging and evolving. Because this market is new, it is difficult to determine its potential size and growth rate, or whether Sopheon's products will achieve market acceptance. Historically, much of its turnover derived from consultancy, systems integration and research services. Sopheon is seeking to migrate the emphasis of its business towards higher software sales and is reducing its involvement in bespoke consultancy and systems integration services. A delay or failure in the development of the market for Sopheon's new products would harm Sopheon's business and operating results.

Sopheon could be subject to claims for damages for errors in its products. Sopheon may be exposed to claims for damages from customers in the event that there are errors in its software products. Sopheon has sought to protect itself from such risks through its development methodologies, its contract terms and insurance, and is not aware of any such claims at this time.

The business environment for Sopheon's German Information Management (IM) business is very difficult and Sopheon may not succeed in it. Sopheon's German-based IM business has been particularly hard hit by weak economic conditions. Employment conditions in Germany mean that the cost base is relatively rigid, and therefore, as a number of clients reduced their level of business with us following their own restructuring and mergers and acquisitions ("M&A") activity, our German business suffered higher financial losses than might be expected in a more flexible environment. As a result, the board has been assessing Sopheon's German IM business with a view to restructuring its activities. Sopheon believes, based upon legal advice received, that any restructuring actions that may arise out of such assessment can be isolated and implemented without additional recourse to any other member of the Sopheon Group, but this is not certain.

ITEM 4.   INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

Sopheon is a provider of information and software solutions, focused on the research and development ("R&D") community, to support knowledge intensive business processes that enable customers to access internal and external information sources more efficiently and effectively. Sopheon operates as a public limited company, under the laws of England and Wales, and currently has operations in the United Kingdom, the United States, Germany and the Netherlands. Sopheon's registered address and principal place of business is located at Stirling House, Surrey Research Park, Guildford, Surrey GU2 7RF, United Kingdom. Sopheon's telephone number is +44 (0) 1483 883000. In the United States, Sopheon's principal place of business is located at 2850 Metro Drive, Minneapolis MN 55425-1566.

Sopheon was founded in 1993 as PolyDoc NV. In August 1996, PolyDoc plc, a newly incorporated UK holding company, acquired 100% of PolyDoc NV in a group reorganization. In September 1996, PolyDoc plc obtained admission to the Alternative Investment Market (AIM) of the London Stock Exchange and raised £1.66 million by means of a placing of ordinary shares. A further £0.89 million was raised from a venture capitalist in the Netherlands in January 1997, followed by admission to the Euronext stockmarket in Amsterdam in March 1997.

In July 1998, PolyDoc plc issued £1.57 million of 5% convertible loan stock, which was subscribed by three of its shareholders. The loan was converted into ordinary shares, at a price of £1.46 per ordinary share, on July 31, 2000. As part of the transaction, each of the three shareholders was also granted 300,000 warrants to subscribe for ordinary shares at the same price of £1.46 per ordinary share, exercisable on or before March 31, 2001. These warrants lapsed unexercised in 2001.

In December 1998, PolyDoc plc acquired Lessenger Associates BV, a Dutch company offering document management solutions with a customer base of fifty healthcare institutions, for £168,000, satisfied partly in shares and partly in cash (with the cash element raised primarily through a £100,000 share placing). An additional £500,000 was raised in March 1999 through a further share issue.

In November 1999, PolyDoc plc acquired AppliedNet Limited, a company offering knowledge management solutions with an established market presence and commercial infrastructure in the United Kingdom, for £8.3 million in shares. Simultaneously, PolyDoc plc raised £7.7 million (net of issue expenses) through an institutional placing of ordinary shares and changed its name to Sopheon plc. Total costs associated with the transaction were of the order of £0.6 million. Following the change of name of the holding company to Sopheon plc, Polydoc NV was renamed Sopheon NV and AppliedNet was renamed Sopheon UK Limited.

During 1999, Sopheon began to expand its North American presence, initially with the recruitment of a chief technology officer and, later, with the creation of a sales and development base in Denver, Colorado.

In February 2000, Sopheon paid £164,000 to Pro-GRAM BV, as part of a commitment to contribute a total of £410,000 for a 25% equity interest in a joint venture with three leading

Dutch teaching hospitals to provide software solutions to the medical and healthcare sector.

In March 2000, Sopheon announced the raising of approximately £19.9 million (net of issue expenses of approximately £1.1 million) through an institutional placing of its shares, and also announced the proposed acquisition of Teltech Resource Network Corporation ("Teltech"), a company based in Minneapolis, Minnesota, engaged in research services and the provision of technical and business information to the desktop. The acquisition of Teltech was completed on September 15, 2000 for a total consideration of £26,211,000, financed as to £10,775,000 in cash and the balance in Sopheon shares and share options.

In October 2000, Sopheon announced the launch of its *Accolade* system, an integrated set of software applications, tools and research capabilities designed to help major corporate customers to enhance their new product development process and success rates. The decision to move forward with Accolade® was partly in response to the slow buying cycles within public sector healthcare institutions which represented Sopheon's market focus in the late 1990s, leading to an emphasis on developing a solution which was both specific to a business application, and positioned to be attractive to customers which would have a rapid and commercial approach to purchasing decisions. Accolade was first released to the market in the second quarter of 2001, with a new version released in January 2002 which included a number of improvements and additional functionality, in part reflecting Sopheon's original design road-map but also responding to customer feedback. A further release is scheduled for July 2002. Sopheon developed this product in partnership with the Ontario-based Product Development Institute.

On June 19, 2001, Sopheon raised an additional £2,600,000 for working capital through the issue to management and other investors of a convertible loan, as set out in more detail below under "Item 5 B. Operating and Financial Review and Prospects — Liquidity and Capital Resources".

In June 2001, Sopheon completed the acquisition of the Technology and Information Services division of Aventis Research & Technologies ("AIT"), based in Frankfurt, Germany. With over 50 employees, the acquisition gave Sopheon a substantial presence and customer base in Germany and in the life sciences market. The business offers expert research, content delivery, portal and applications development and a range of integration support, including hosting services. AIT's staff, together with associated liabilities for pensions and similar rights, business, know-how, fixed assets, cash reserves and customer base was transferred into a newly established company, Sopheon GmbH.

In November 2001, Sopheon completed the acquisition of UK based Orbital Software Holdings plc ("Orbital") a leading provider of knowledge sharing and collaboration solutions. Based in Edinburgh, Scotland, Orbital had approximately 80 staff and also had office facilities in Boston, Massachusetts and Gatwick, England. The primary product of Orbital is marketed under the product name "Organik" ®. Organik® creates an environment in which knowledge workers and user communities can find answers, locate expertise and share knowledge. It is designed to capture the questions and answers of people within an organisation and to build a searchable and re-usable knowledge base.

In the final quarter of 2001 as the company was reorganised into two complementary global operating divisions: Information Management"", which focuses on the more traditional research services side of

17

Sopheon's business, including outsourcing, acquired with Teltech and AIT; and Business Process Solutions ""which concentrates on sales of Accolade and Organik licenses and services. A healthcare applications unit was also retained in the Netherlands to focus resources on regional opportunities in that sector. The reorganisation included a sharp reduction in the cost base through elimination of duplicated costs and a significant contraction of the workforce by approximately 80 positions. The overall cost of the restructuring was recorded in the fourth quarter and amounted to approximately £1million.

Against a background of general economic uncertainty prevailing during 2002 and into 2003, which created difficult trading conditions for the Group, resulting in continued trading losses and cash outflows, the Company announced in June 2003 that it had come to the conclusion that a restructuring of the business represented the most pragmatic approach to improve the group's balance sheet.

Accordingly, the Company entered into a definitive agreement on June 25, 2003 with FIND/SVP, Inc. ("FIND") to divest its US-based IM business. The gross value of the transaction, which closed on July 1, 2003, amounts to just over $5 million, including $3 million in immediate cash consideration and a further $0.4 million in potential earn-outs. FIND will also assume approximately $2.1 million of net current liabilities and approximately $0.45 million of tangible fixed assets. As part of the structure of the transaction, FIND issued $50,000 of its stock to Sopheon on completion, and thereafter Sopheon issued $100,000 of Sopheon ordinary shares to FIND. Sopheon expects to continue to provide clients with information management services following completion of the divestment through an exclusive outsourcing arrangement with FIND.

The Company has further stated that its German subsidiary has been particularly hard hit by weak economic conditions. Employment conditions in Germany mean that the cost base is relatively rigid, and therefore, as a number of clients reduced their level of business with us following their own restructuring and M&A activity, our German business suffered higher financial losses than might be expected in a more flexible environment. As a result, the board has been assessing Sopheon's German subsidiary with a view to restructuring its activities.

On June 16, 2003, the Company issued 4.5 million new ordinary shares by way of a placing for cash at 12p per share to raise additional working capital for the Company, and circulated proposals to amend the terms of the Company's 6% Convertible Unsecured Loan Stock by extending its maturity date from 20 June 2004 to 20 June 2005 and reducing the conversion price from a floor of 31p per share to 12p per share.

B. **BUSINESS OVERVIEW**

The Sopheon group is an international provider of software and services that enable organizations to more efficiently access internal and external information and to support knowledge intensive business processes. Sopheon's principal areas of activity are

(a) Business Process Solutions – software and process consulting that blends human expertise and specialized content with the efficiencies of technology to support strategic, knowledge-intensive processes such as R&D and product development, and includes the Web-enabled Sopheon Accolade® product development system and Organik® expertise-sharing software; and

(b) Information Management – providing access to comprehensive research sources through a web-based research portal and through access to a staff of analysts and a proprietary network of technical and industry experts.

Sopheon serves nearly half of the technology-driven companies on the *Fortune 500*, providing process-specific software applications that are pre-loaded with specialized content and access to human expertise. Sopheon's corporate headquarters are in Guildford in the United Kingdom, close to the majority of its investor base, and its operational headquarters are in Minneapolis. The Company also has operating bases in Denver in the United States, and in Germany and the Netherlands. Sopheon is traded on the Alternative Investment Market of the London Stock Exchange and on Euronext in the Netherlands.

Attention is drawn to the agreement for the divestment of the Company's US-based IM business and the assessment with a view to restructuring of its German-based IM business, as referred to in Section A above.

Analysis of Turnover By Geographical Destination

Year ended December 31	*2002*	*2001*	*2000*
	£'000	*£'000*	*£'000*
United Kingdom	829	2,026	2,965
Rest of Europe	4,012	3,239	1,339
North America	7,391	8,471	3,459
Rest of World	121	227	-
	12,353	13,963	7,763

Analysis of Turnover By Category of Activity

Software and consultancy	3,307	3,654	4,912
Information research and services	9,046	10,309	2,851
	12,353	13,963	7,763

Reliance on licences, contracts and other relationships

Certain of Sopheon's products incorporate software licensed from third parties in the ordinary course of business. Sopheon has also entered into industrial and commercial contracts with customers, suppliers, lessors and other parties and has entered into financing arrangements with banks and other financial institutions in the ordinary course of business, and its operations are dependent on these contracts and arrangements. In addition, Sopheon's range of software products is based on a number of intellectual property assets, the most significant of which include:

- Sopheon's "Integrated Document Production Architecture" ("IDP/A"), which enables the creation of specific software applications for a wide variety of industry sectors and which has been granted a patent by the European Patent Office. A US patent application has been filed;

- Sopheon's (formerly Teltech's) "Presentation of search results from large domains of archived textual data by category or type" which allows searching of multiple sources and for which a US patent was granted in 1997;

- Orbital's "Information System using Human Resource Profiles" which is used in the Organik product and has been granted a patent by the UK Patent Office and the US patent office. European patent applications have been filed;

- A business partnership agreement with the Product Development Institute ("PDI") of Ontario, Canada, which grants Sopheon the rights to embed certain new product development methodologies and content into its Accolade products.

In addition, Sopheon has filed trademark applications in the European Union, the United States and Canada for a number of its brands and products including "Sopheon", the Sopheon logo, "Sopheon Accolade", "IDP/A" and "Organik". Sopheon has no other dependence on patents, licenses, industrial, commercial or financial contracts, or new manufacturing processes, which is material to its business.

Sopheon's businesses in the United Kingdom, the Netherlands, Germany and the United States are impacted by government regulations relating to employment, health and safety and other areas which are non-specific to Sopheon's business. Sopheon is not aware of any specific regulatory body applicable to the conduct of its business in any of these countries.

C. ORGANIZATIONAL STRUCTURE

Details of the investments in which the Group holds more than 20% of the nominal value of any class of share capital are set out below. Companies marked with an asterisk* are held via Sopheon UK Limited and those marked with an obelus† are held via Orbital Software Holdings plc.

Name of Company and country of incorporation	*Holding*	*Proportion of ownership interest*	*Nature of Business*
Sopheon Corporation Minnesota USA	Common Stock	100%	Information management services, software sales and services
Sopheon Corporation Delaware USA	Common Stock	100%	Software development
Orbital Software Inc.† Delaware, USA	Common Stock	100%	Software sales and services
Sopheon GmbH Germany	Ordinary Shares	100%	Information management services, software sales and services
Sopheon NV The Netherlands	Ordinary Shares	100%	Software sales and services
Lessenger BV The Netherlands	Ordinary Shares	100%	Software sales and services
Sopheon UK Ltd United Kingdom	Ordinary Shares	100%	Software sales and services
Orbital Software Holdings plc United Kingdom	Ordinary Shares	100%	Holding company
Sopheon Edinburgh Ltd† United Kingdom	Ordinary Shares	100%	Software development
Orbital Software Europe Ltd† United Kingdom	Ordinary Shares	100%	Software sales and services
Network Managers (UK) Ltd* United Kingdom	Ordinary Shares	100%	Dormant
AppliedNet Ltd* United Kingdom	Ordinary Shares	100%	Dormant

Future Tense Ltd*	Ordinary Shares	100%	Dormant
United Kingdom			
Polydoc Ltd	Ordinary Shares	100%	Dormant
United Kingdom			
Applied Network Technology Ltd*	Ordinary Shares	100%	Employee Share Ownership Trust
United Kingdom			

D. PROPERTY, PLANTS, AND EQUIPMENT

Sopheon does not own real property but leases premises in several locations. The basic terms of these leases and their locations are as follows:

Location	Expiry of lease	Total square feet	Use
Guildford, England	*September 1, 2004	3,300	Office
Minneapolis, Minnesota, United States	†November 30, 2004	25,000	Office
Arvada, Colorado, United States	May 1, 2005	8,414	Office
Frankfurt-am-Main, Germany	December 31, 2003	19,138	Office
Amsterdam, the Netherlands	December 31, 2006	4,887	Office
Maastricht, the Netherlands	December 31, 2003	3,875	Office
Edinburgh, Scotland	‡April 30, 2007	4,000	Office

* there is an option to terminate in September 2003

† there is an option for early termination at any time prior to expiry of the lease on giving two months' notice

‡ there is an option to terminate on April 30, 2005

Sopheon considers its properties and equipment to be adequate in the context of its current business plan, including the proposed restructuring of the business referred to earlier

A.   **OPERATING RESULTS**

The following discussion is based upon the Company's financial statements for the three-year period to December 31, 2002, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom.   The results for the three-year period ended December 31, 2002 are summarised in the table below.

Year ended December 31	*2002*	*2001*	*2000*
	£'000	*£'000*	*£'000*
TURNOVER	12,353	13,963	7,763
Cost of sales	(9,002)	(10,186)	(5,402)
GROSS PROFIT	3,351	3,777	2,361
Sales and marketing expenses	(5,437)	(7,281)	(3,450)
Research and development expenses	(2,331)	(3,010)	(3,321)
Amortisation and impairment charges in respect of goodwill	(5,922)	(21,431)	(5,561)
Other administrative expenses	(5,727)	(6,792)	(2,759)
OPERATING LOSS	(16,066)	(34,737)	(12,730)
Share of operating loss of associated undertaking	(46)	(63)	(76)
Other (expense)/income, net	(67)	169	861
LOSS FOR THE YEAR BEFORE TAX	(16,179)	(34,631)	(11,945)
Tax credit	126	-	-
LOSS FOR THE YEAR AFTER TAX	(16,053)	(34,631)	(11,945)

The results for the three years can also be expressed in terms of percentages of turnover as follows:

Year ended December 31	*2002*	*2001*	*2000*
TURNOVER	100%	100%	100%
Cost of sales	(73)	(73)	(70)
GROSS PROFIT/(LOSS)	27	27	30
Sales and marketing expenses	(44)	(52)	(44)
Research and development expenditures	(19)	(22)	(43)
Amortisation and impairment charges in respect of goodwill	(48)	(153)	(71)
Other administrative expenses	(46)	(49)	(36)
OPERATING LOSS	(130)	(249)	(164)
Share of operating loss of associated undertaking	-	-	(1)
Other income/(expense), net	(1)	1	11
LOSS FOR THE YEAR	(131)	(248)	(154)
Tax credit	1	-	-
LOSS FOR THE YEAR AFTER TAX	(130)	(248)	(154)

Management's Discussion and Analysis

General

During 2002 the Company focused on operational development of the business and in particular on Accolade, Sopheon's flagship software solution for product development. The year saw the

full integration of technology acquired in 2001 as part of the merger with Orbital Software, the release of Accolade version 4.0, and a substantial increase in Accolade sales activity compared to the year before. Sopheon is now recognized as a leading supplier of solutions that improve the financial return on innovation and product development investments within research and development , a market that is receiving increasing attention and focus from the business community. Notwithstanding these positive developments, during the year it was realised that the Company's operating plans for 2002 were more ambitious than the economic environment permitted. Consequently, in the second half of the year, the Company took further cost reduction measures.

Coming into 2003, the Company took the view that a stronger cash position was required for a responsible continuation of its development strategy for the business. Accordingly, the Company came to the conclusion that a restructuring of the business, as described in more detail in Item 4 Section A above, was the most pragmatic approach to improve the balance sheet that could be taken in current market conditions.

Turnover

Turnover in 2000 amounted to £7,763,000. This included a contribution of £3,190,000 from Teltech, acquired in September 2000 with £4,573,000 arising in the continuing business of the former Group, representing an increase of 25% over the prior year. A major part of this increase related to software and consultancy for knowledge and content management projects for major customers such the Financial Times and the Public Records Office in the United Kingdom as well as a similar project in Germany. These projects had a particular impact on the first half of 2000, with the general uncertainty in the technology sector that began in 2000 restricting revenues in the second half of the year. In the Netherlands, following the installation of Sopheon's solution at three teaching hospitals, healthcare revenues were also restricted mainly to support and project activities, including the development of "Evidence Monitor", an internet based enhancement to the healthcare solution designed to support evidence-based medicine.

Sopheon's 2001 consolidated turnover shows a £6,200,000 increase to £13,963,000. In addition to the effect of having a full year of trading of the Teltech business acquired in 2000, this includes a contribution of £2,865,000 from AIT for the six months from July 1, 2001 and £132,000 from Orbital for the six-week period from November 16, 2001. Approximately 74% of total revenues were generated from IM. BPS contributed 26% of revenue during the year. Both areas experienced a difficult year. Coupled with the impact of general market conditions, certain IM revenues were adversely impacted by customer merger and acquisition and restructuring activity. Turnover from bespoke applications and consultancy services, part of BPS, reduced sharply in line with the end of the website construction boom, which happened more quickly than expected. This reduction was partially offset by the initial revenues contributed by Accolade licenses and services. Revenue performance for Accolade has itself been influenced by the caution in the marketplace over investment in new systems, leading to longer buying cycles and some disappointment at the speed of conversion of the sales pipeline. Revenues relating to Sopheon's traditional healthcare solutions are reported within the BPS results.

Sopheon's 2002 turnover amounted to £12,353,000 a reduction of £1,610,000 compared with 2001. This decline can be attributed to continued economic uncertainty, which persisted during 2002. Within this total, Sopheon's IM business contributed £9,046,000 (73%), representing a decline of £1,263,000 as the IM division faced continuing pressure, with the German business particularly hard hit. Sopheon's BPS business contributed £3,307,000, a decline of £353,000. Within the BPS division, turnover from sales of Sopheon's own solutions rose by £1,064,000, offset by a decline of £1,362,000 in sales of bespoke developments and third party products. In the BPS division, activity related to Accolade accelerated, with 30 transactions in 2002 compared with four in 2001 As a result of these developments, 65% of the total BPS turnover during 2002 was related to Sopheon's proprietary products and services as opposed to third party and bespoke solutions. This compares to 30% in 2001. Nevertheless, Sopheon's integration teams continued to work on bespoke projects, at a reducing level, as the Company continued the transition to supporting our own products.

No single customer accounted for 10% or more of Sopheon's consolidated 2002 revenues or its consolidated 2001 revenues.

Gross   Margin

Gross margin has fallen from 30% in 2000 to 27% in 2001 and 2002. However, the gross margin of the BPS business rose to 35% in 2002 from 20% in 2001 and 29% in 2000. The primary cause of the decline in 2001 was lower utilisation of consultancy resources, as turnover for the bespoke applications and consultancy business within BPS fell away. Sopheon's business plan called for the consultancy resources to be expanded and re-deployed from bespoke work to Sopheon's own-software projects; in the event, the bespoke business fell away faster than planned or expected, while the sales cycle for Sopheon's own products including Accolade was longer than expected.

In 2002 turnover from Sopheon's own software products grew significantly, contributing to the gross margin improvement in its BPS division, and offsetting the lower contribution from work on bespoke projects, which continued at a lower level, as the Company continued to transition to supporting its own products.

The gross margin for the IM business was also lower in 2002 at 25% compared with 30% in 2001 and 33% in 2000. reflecting the effects of weak economic conditions noted above, leading to lower staff utilisation. The German business was particularly hard hit, as a number of clients reduced their level of activity with Sopheon as a result of their own restructuring or M&A activity, while employment conditions in Germany meant that the cost base remained relatively rigid.

Sales, Marketing and Administrative Costs

Following the increase in absolute terms in 2001, consequent on the acquisitions of Teltech, AIT and Orbital in 2002, sales, marketing and administrative costs fell in 2002 both in absolute terms and as a proportion of turnover, as part of the overall cost base and headcount reductions implemented during the year. Sales and marketing resources were focused on short-term lead generation and on third-party

validation of Sopheon's proprietary products. Notwithstanding the reduced marketing spend, Sopheon achieved a substantial increase in activity relating to its Accolade software, including 10 initial licences, 6 additional licences either following on from an assessment or extending the user base at existing clients, 3 ancillary modules sold without the core Accolade system and 15 assessments. (Sopheon defines assessments as trial installations, paid for by clients, which could lead to a full licence sale).

Sopheon's administrative expenses, excluding R&D costs and goodwill amortisation, amounted to £5,727,000 in 2002 compared to £6,792,000 in 2001 and £2,837,000 in 2000. This category includes all facility and internal infrastructure costs in addition to the specific finance, human resources and administration departmental expenses. The increase in 2001 was primarily linked to the impact of the geographically disparate acquisitions which were made during 2000 and 2001. At the end of 2001, the annualised fixed cost base for the combined businesses of the Sopheon group, including AIT and Orbital, was reduced by over 25%, through elimination of duplicated costs and a significant contraction of the workforce amounting to approximately 80 positions. Costs associated with this restructuring were of the order of £1,000,000 and were charged to the profit and loss account in 2001. The reduced level of administrative costs in 2002 reflects these reductions, in addition to a further reduction of fixed costs by 35% during 2002, bringing the cumulative reduction since Sopheon's acquisition of Orbital in late 2001 to 55%. Headcount has been reduced to 184 at the end of 2002, compared with 264 in January 2002 and 349 in late 2001.

Research and Development Costs

The gross and net research costs can be analysed as follows:

Year ended December 31	2002	2001	2000
	£'000	£'000	£'000
Research and development costs	2,331	3,010	3,321
Grants and subsidies	(69)	(19)	(78)
Net expenditure charged	2,262	2,991	3,243

In 2000, R&D expenditure included a full year of Sopheon UK's development costs relating to its KnowledgeAgent ("KA") product set. In addition, substantial development expenditure was incurred at Sopheon's Denver operation and by Teltech relating to the development of the *Accolade* product and to Teltech's research service internet portals.

R&D spending in 2001 was predominantly focused at Sopheon's Denver operation on the development of the Accolade solution, with the first market release (version 2.0) in the second quarter and a further, enhanced release (version 3.0) at the turn of the year. Development also continued on certain Sopheon linguistic and healthcare applications in use, however significant development activities relating to AppliedNet's KA and Teltech's research portals did not continue beyond the first half of the year.

The acquisition of Orbital brought with it a development based in the Edinburgh location and focused on its Organik solution. During 2002, the Organik solution was incorporated into version 4.0 of Sopheon's Accolade product, providing important additional functionality designed to enable organizations to capture and reuse information using a "question and answer" technique. Following the release of Accolade 4.0 Sopheon's R&D resources were scaled back and concentrated at Sopheon's Denver office as part of the cost-base and headcount reductions implemented during the year.

Amortisation   of   Goodwill

Following the acceleration of goodwill amortisation during 2001 to reflect the changed market conditions since the acquisitions of AppliedNet and Teltech, resulting in a total goodwill charge of £21,431,000 during 2001, comprising £12,288,000 of regular charges and an exceptional impairment charge of £9,143,000, the charge for goodwill amortisation in 2002 fell sharply to £5,922,000. This amount represents the normal amortisation charge required in respect of the residual net book value of goodwill in respect of the acquisitions of Teltech and Orbital, and negative goodwill in respect of the acquisition of AIT, which is being amortised over their estimated economic lives, which are three years in each case.

The impairment charge in 2001 was calculated in accordance with the UK's Financial Reporting Standard 11, and represents £2,330,000 in respect of AppliedNet, leaving a carrying value of £nil, and £6,735,000 in respect of Teltech, leaving a carrying value of £9,678,000. The impairment charges were computed using a discount rate of 15%.

At December 31, 2002, the Group carried goodwill of £4,148,000 in respect of Teltech, £943,000 in respect of Orbital and negative goodwill of £166,000 in respect of AIT.

Other   Income/(Expense)

This category includes bank interest receivable and interest payable and similar charges. In 2000, there was net interest income of £861,000, including interest on the £20 million equity issue made in March 2000, which provided funds for working capital and for the £10,775,000 cash element of the Teltech acquisition, which was not disbursed until September 2000.

Net interest income of £169,000 was recorded in 2001, a decrease of £692,000 from 2000. The decrease is largely attributable to lower cash levels during the year as well as lower overall rates of interest in the market. The cash balances at December 31, 2001 include £11,877,000 in cash and bank deposits added in November with the Orbital acquisition. Interest expense was up from £89,000 to £204,000 as a result of the 6% Convertible Unsecured Loan Stock issued in 2001.

In 2002 net interest expense £67,000 comprising £260,000 in net interest received in respect of Sopheon's cash and bank deposits, and £327,000 in interest expense. Interest receivable was again lower, mainly

reflecting lower short-term interest rates and the lower level of Sopheon's cash and bank deposits which amounted to £3,355,000 at the end of 2002. The main element in the increase in interest expense in 2002 was a full year's charge in respect of the Convertible Unsecured Loan Stock.

During each of the three years, the main other component of interest expense is interest paid against a bank line of credit which is secured against the receivables of Sopheon Corporation, formerly Teltech.

Taxation

At December 31, 2002, tax losses estimated at £54 million were available to carry forward by Sopheon, arising from historic losses incurred. Approximately £15 million of the tax losses relate to Teltech Resource Network Corporation and to Orbital Software Inc, the future utilisation of which may be restricted under section 382 of the US Internal Revenue Code, whereby the ability to utilise net operating losses arising prior to a change of ownership is limited to a percentage of the entity value of the corporation at the date of change of ownership. Full allowance has been made against the deferred tax asset relating to the above tax losses, due to prior year reported losses and the lack of certainty over future operating profits in the relevant companies.

In 2002 Sopheon was in receipt of UK tax credits in respect of its R&D expenditure amounting to £126,000.

B.   LIQUIDITY AND CAPITAL RESOURCES

Overview

A summary of Sopheon's historical fund raising activities is provided in the Item 4 –"History of the Company".

On December 31, 2002, the Group had £3,355,000 available in cash resources against which there are outstanding bank loans, lines of credit and other borrowings totaling £3,544,000, including £2,569,000 of 6% Convertible Unsecured Loan Stock (described below) issued to management and other investors. Net current liabilities were £317,000 at the year end, comprising current assets of £6,015,000 less current liabilities of £6,332,000. Deferred revenue of £1,584,000 is included in current liabilities.

Capital   expenditures   are   expected   to   be   well   below   £100,000   in   2003.

While Sopheon does not own any freehold or leasehold property, it occupies several office locations around the world involving leases of varying duration, with aggregate annual rental charges at December 31, 2002 of approximately £660,000 per annum.

Sopheon   has   continued   to   generate   operating   losses   and   cash   outflows   during   2002   and   expects   to   continue   to   do   so   for   all   or   part   of   2003.

On June 19, 2001, Sopheon raised £2,600,000 for working capital through the issue of a convertible loan to management and other investors. The principal terms of the convertible loan stock, as adjusted by subsequent resolutions of stockholders on November 7, 2002 and June 30, 2003 (the latter being conditional

on the passing by Sopheon shareholders of a resolution at the Annual General Meeting of the Company to be held in July 2003 to increase the directors' authority to issue and allot shares) are as follows:

- The Loan Stock carries an annual coupon rate of 6%.

- The conversion price for the Loan Stock (the "Conversion Price") is 12p per share. Conversion of the Loan Stock is at the option of the investor between 12 and 48 months from date of issue of the Loan Stock or earlier if the Company undertakes a placing or similar equity issue. Any portion of the Loan Stock, which is not converted, will be redeemed at par on June 20, 2005.

- The Conversion Price may be adjusted if, at any time after the date of issue of the Loan Stock and before the date of conversion, the Company undertakes a placing or similar equity issue at a lower price, in which event the Conversion Price will be reset to the higher of the placing price or the nominal value of Sopheon shares, which is 5p.

Sopheon has in place a secured line of bank credit of $3,000,000 (£1.9 million). The facility is limited to 85% of the former Teltech operation's eligible accounts receivable. As of May 1, 2003, total outstanding borrowings were $1,045,000, and there was approximately $100,000 of further credit available on this bank line, based on eligible receivables at that date. Borrowings bear interest at the rate of 3% over the bank's prime rate (4.5% at May 1, 2003). The line of credit requires certain covenants to be met at a local level, and expires in August 2003. This facility is secured by substantially all the assets of the subsidiary – Sopheon Corp, Minnesota – and is senior in subordination to any other debt obligations of the subsidiary. In May 2002, at the request of the bank, Sopheon plc executed a guarantee in favor of the bank, in respect of borrowings under the line of credit.

Sopheon's budget for 2003 assumes that cash generated from operations, and available resources and borrowings, together with the cash proceeds of up to $3,400,000 from the divestment of its US-based Information Management business, and the net proceeds from the placing, on June 16, 2003, of 4.5 million new ordinary Sopheon shares at 12p per share, will be sufficient to meet its working capital and capital expenditure requirements through 2003. This assumption is predicated on Sopheon's ability to meet revenue and cost targets established in its 2003 business plans. However, in the event that Sopheon's financial results differ materially from those expected, it could require new debt or equity funding.

The Group's cash-flow statements for the three years to December 31, 2002 are set out on page F-5, and are summarized below:

Years ended December 31	2002	2001	2000
	£000	*£000*	*£000*
Net cash outflow from operating activities	(10,268)	(11,244)	(8,793)
Return on investments and servicing of finance	(67)	169	861
Taxation	126	-	-
Capital expenditure	(86)	(201)	(954)
Acquisitions and disposals	-	13,037	(12,281)
Management of liquid resources	8,186	(3,512)	(267)
Net cash outflow before financing	(2,109)	(1,731)	(21,434)
Financing	(12)	4,083	20,184
(Decrease)/increase in cash	(2,121)	2,352	(1,250)

During the period Sopheon has invested in marketing and product development and in acquisitions, resulting in net cash outflows on operating a activities, which have been financed primarily by the raising of equity capital.

At December 31, 2002 Sopheon had short-term borrowings of £975,000 consisting of a bank overdraft and the term loans in the United Kingdom and the line of credit in the United States, which are used to provide working capital for the Group. In addition, Sopheon had £2,569,000 in 6% Convertible Unsecured Loan Stock issued to management and other investors, repayable in June 2004.

The report of Sopheon's independent auditors for the periods ended December 31, 2001 and 2002 refers to the disclosures made in the financial statements as to Sopheon's recurring losses from operations and lack of funds, which raise substantial doubt about its ability to continue as a going concern. Details of the steps taken by Sopheon to provide the Group with adequate funding to support its activities are set out in Note 1 to the financial statements.

Further information, including certain qualitative and quantitative disclosures on market risk, is given in Item 11 and in Note 20 to the financial statements.

C.   RESEARCH AND DEVELOPMENT, PATENTS, AND LICENSES, ETC.

Sopheon's expenditure on R&D in the three-year period ended December 31, 2002 is summarised in Section A of Item 5 above.

In 2001, Sopheon was granted a European patent in connection with its knowledge management software architecture and methodology originally developed in the early 1990s. The technology portfolio has also been enhanced by Sopheon's patented profiling technology acquired with Orbital, in respect of which a US Patent was granted on February 25, 2003.

During 2002 these technologies were integrated into the Accolade system, applying them to the process of creating, publishing and re-using content from knowledge bases and communities of interest built up by an organization during the product development life cycle, as part of the Accolade 4.0 version, which was released during the year.

D.   TREND INFORMATION

Although Sopheon expects that tough economic conditions will persist in 2003 in all geographical areas in which it operates, it entered 2003 with a substantially reduced cost base and rationalised infrastructure, a flagship software product that is generating a high level of interest and sales activity, an expanding installed client base, and increased validation of the market. Accolade has demonstrated consistently that it is a valuable solution in which clients are prepared to invest. The planned divestiture of Sopheon's US-based IM business will reduce complexity and sharpen focus. Since the beginning of 2003, the pipeline for Accolade has continued to develop. This progress supports Sopheon's belief that there is a positive outlook for Accolade in the current year, and that Sopheon is well-positioned to continue to advance toward its goal of becoming a leading international supplier of software and services that improve the financial return on innovation and product development investments.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

[I.] [1.] [A.] DIRECTORS AND SENIOR MANAGEMENT

The directors and executive officers of Sopheon are as follows:

Directors

Name	Age	Title
Barry Mence	50	Executive Chairman
Andrew Michuda	48	Chief Executive Officer
Arif Karimjee	36	Chief Financial Officer and Company Secretary
Stuart Silcock	55	Non-executive director
Bernard Al	58	Non-executive director
Andrew Davis	45	Non-executive director
Daniel Metzger	49	Non-executive director

Executive Officers

Name	Age	Title
J. Christian Hawver	52	Chief marketing officer
Paul Heller	41	Chief technology officer
Huub Rutten	54	Vice President product research and definition

All directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers of Sopheon are appointed by and serve at the direction of the board of directors.

Barry Mence, Executive Chairman. Barry Mence served as Chairman, Chief Executive Officer and Director of Sopheon from its inception in 1993 until September 2000, when he relinquished the role of Chief Executive Officer to Andrew Michuda. From 1976 to 1990, Mr. Mence was the major shareholder and Group Managing Director of Rendeck Group of Companies based in the Netherlands. Mr. Mence is currently a non-executive director of two property development companies, Crowstone Estates Limited and BSN Limited, and a privately owned golf club, The Burstead Golf Club, all based in England.

33

Andrew Michuda, Executive Director.   Andrew Michuda was appointed Chief Executive Officer of Sopheon in September 2000.   He was elected as President and Chief Executive Officer of Teltech in April, 1997 and has served as a Director of Teltech since that time. Mr.   Michuda held the position of Vice President of Teltech from 1994 until 1997.

Arif Karimjee, Executive Director.   Arif Karimjee has served as Chief Financial Officer of Sopheon since February 2000.   Mr.   Karimjee was previously an accountant and auditor with Ernst & Young from August 1988 until joining Sopheon.

Stuart Silcock, Non-executive Director.   Stuart Silcock has served as a Director of Sopheon from its inception in 1993.   Since 1982, Mr.   Silcock has been a principal partner of Lawfords & Co.   and a director of Lawfords Ltd., chartered accountants.   In June 2001 Mr Silcock was appointed a non-executive director of Brown & Jackson Plc.

Bernard Al, Non-executive Director.   Bernard Al was appointed as a non-executive director of Sopheon in January 2001 and is a former Chief Executive Officer of Wolters Kluwer in the Netherlands and has a background in science and linguistics.

Andrew Davis, Non-executive Director.   Andrew Davis was a founder of Spider Systems Limited in 1983 and held the post of Chief Technology Officer for 12 years.   He left Spider Systems Limited in 1995 when it was sold to Shiva Corporation.   Since then he has been an investor/director in a number of companies, including Orbital Software Holdings plc.

Daniel Metzger was until 1998 an executive vice president of Lawson Software, a leading ERP provider, where he was responsible for corporate strategy and marketing. Since then he has held similar roles at Parametric Technologies, where he led the business strategy and marketing around collaborative product development technologies and at nQuire Software, which was subsequently sold to Siebel.

Christian Hawver was appointed as Chief Marketing Officer in November 2000.   He was previously involved with business and channel development for international information technology businesses including Achieve Healthcare, Medical Documenting Systems and Data General.

Paul Heller is Chief Technology Officer.   He joined Sopheon in June 1999, having previously been Vice President of Product Management for Baan Company.

Huub Rutten is responsible for Sopheon's healthcare business in the Netherlands and also has responsibility for product research.   A founder of PolyDoc, he has been an employee of Sopheon for over seven years, and was a director of Sopheon until September 2000 before stepping down from the Board to assume a more operational role.

[I.] [1.] [A.]   **COMPENSATION**

Directors'   *Remuneration*

Set out below is a summary of the fees and emoluments received by those persons who were directors of Sopheon during the fiscal year 2002, or (where applicable) during their period of office.

	Salary and Fees	Benefits	Contributions to Pension
Executive directors		(£)	
B.K. Mence	108,403	3,157	7,475
A. Michuda	117,333	6,128	2,267
A. Karimjee	77,500	1,091	3,504
Non-executive directors			
S.A. Silcock	18,000	-	-
J.M. Shuster (1)	12,000	3,117	320
B.P.F. AI	18,000	-	-
A.M. Davis	18,000	-	-
D. Metzger (2)	4,500	-	-
	373,736	13,493	16,386

_____

(1)   Resigned September 30, 2002
(2)   Appointed on September 30, 2002

The emoluments of S.A. Silcock are paid to Lawfords Limited, of which Mr. Silcock is a director.

The following table shows emoluments payable to all directors and executive officers of Sopheon as a group in the year to December 31, 2002.

	Salaries and fees	*Benefits*	*Pension*	*Total contributions*
	£'000	*£'000*	*£'000*	*£'000*
Total for all directors and executive officers	783	44	21	848

The following table provides summary information for each of the directors who held office during the year and who held options to subscribe for Sopheon ordinary shares. All options were granted without monetary consideration.

	Date of Grant	Exercise price	At 31 December 2001	Granted during year	Exercised during year	At 31 December 2002
B.K. Mence (1)	May 2, 2001	77.5p	22,500	-	-	22,500
B.K. Mence (1)	April 30, 2002	14,75p	100,000	-	-	100,000
A. L. Michuda (2)	September 15, 2000	184p	187,600	-	-	187,600
A. L. Michuda (2)	September 15, 2000	230p	7,846	-	-	7,846
A. L. Michuda (2)	September 15, 2000	322p	12,501	-	-	12,501
A. L. Michuda (2)	September 15, 2000	368p	1,756	-	-	1,756
A. L. Michuda (3)	October 2, 2000	427.5p	16,280	-	-	16,280
A.L. Michuda (3)	January 1, 2001	160p	5,030	-	-	5,030
A.L. Michuda (3)	May 2, 2001	77.5p	54,662	-	-	54,662
A.L. Michuda (3)	April 30, 2002	14.75p	487,932	-	-	487,932
A. Karimjee (1)	November 22, 1999	150p	100,000	-	-	100,000
A. Karimjee (1)	May 2, 2001	77.5p	12,500	-	-	12,500
A. Karimjee (4)	April 30, 2002	14.75p	-	150,000	-	150,000
B.P.F. Al (1)	May 2, 2001	77.5p	25,000	-	-	25,000

(1)   Exercisable between the third and tenth anniversary of the date of grant

(2)   Fully vested options, which were granted as part of the acquisition of Teltech Resource Network Corporation.

(3)   One fourth of these options becomes exercisable on each of the first four anniversaries of the date of grant and they expire on the tenth anniversary of the date of grant.

(4)   Exercisable as to 100,000 options between the third and tenth anniversary of the date of grant and as to 50,000 options exercisable immediately.

[I.] [1.] [A.]   BOARD PRACTICES

The executive directors of Sopheon and their dates of appointment are as follows:

Date of appointment

Barry Mence	August 1994
Arif Karimjee	February 2000
Andy Michuda	September 2000

The contracts of service of the executive directors are for an indefinite term and incorporate various benefits including entitlements to option and bonus programs in addition to base salary, which can be increased at the discretion of the board.   These contracts also provide for benefits on termination.   The service contracts of Mr.   Mence and Mr.   Karimjee provide for notice periods of six months.   Mr.   Michuda's service contract would entitle him to a severance payment equal to nine months' basic remuneration on termination.

The non-executive directors of Sopheon and their dates of appointment are set out below.   None of the non-executive directors has a service contract with the Company.

Date of appointment

Stuart Silcock	August 1994
Bernard Al	January 2001
Andrew Davis	November 2001
Daniel Metzger	September 2002

The audit committee of Sopheon comprises the four non-executive directors, under the chairmanship of Mr. Silcock. The committee reviews the annual and interim financial statements of the Group, together with its accounting policies and financial controls. It meets once in each quarter, including one meeting with the external auditors, Ernst & Young LLP, prior to the issue of the Annual Report and Accounts and the filing of the Annual Report with the US Securities and Exchange Commission on Form 20-F

The remuneration committee of Sopheon is responsible for overseeing the contract terms, remuneration and other benefits for executive directors, and comprises Mr.   Al (Chairman) and Mr.   Silcock, together with Mr.   Barry Mence other than in respect of his own compensation.   The committee makes recommendations to the board, within agreed parameters, on overall remuneration packages for executive directors and other senior executives.

[I.] [1.] [A.]   EMPLOYEES

The average number of employees of the Group in each of the three years to December 31, 2002 was as follows:

Year ended December 31	2002	2001	2000
Development and operations	151	164	79
Sales and management	81	94	71
	232	258	150

[I.] [1.] [A.] SHARE OWNERSHIP

The following table sets out certain information regarding the ownership of Sopheon ordinary shares as at June 12, 2003 by (i) each of the executive and non-executive directors of Sopheon, (ii) each executive officer of Sopheon, and (iii) each person who has disclosed an interest in more than 3% of the issued share capital of Sopheon pursuant to Sections 198-208 of the Companies Act 1985.

Unless otherwise indicated each person has sole voting and investment power as to the shares shown. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes any shares which the person has the right to acquire within sixty days of June 12, 2003 through the exercise of any stock option or other right (including the conversion of the 6% Convertible Loan Stock 2005 at the adjusted conversion rate of 12p per share but excluding the exercise of the warrants which were attached thereto and which expired unexercised on June 20, 2003):

Name of beneficial owner	*Number of shares*	*Percentage owned*
(i)	*Directors*	
Barry Mence (1)	14,247,277	17.7%
Andrew Michuda	644,860	0.8%
Arif Karimjee	291,666	0.4%
Stuart Silcock (2)	1,112,793	1.3%
Bernard Al	601,333	0.7%
Andrew Davis	494,520	0.6%
(ii) Executive officers		
Christian Hawver	300,833	0.4%
Huub Rutten	715,833	0.9%
Paul Heller	107,708	0.1%
(iii) Other shareholders with notifiable interests		
Aventis Research & Technologies GmbH & Co KG	3,471,191	4.2%

_____

(1) Includes 3,847,800 ordinary shares held in trust over which Mr Mence exercises investment control.

(2) Includes 5,362 ordinary shares held in trust for Mr Silcock's wife and 107,010 ordinary shares registered in Mr Silcock's name but held in trust for two adult children, a sister and a corporation. Mr Silcock disclaims beneficial ownership of the 107,010 shares held in trust.

On June 12, 2003, the total amount of the Company's voting securities owned by Directors and Officers of the Company was:

Class of share	Number of shares	Percentage of class
Ordinary shares	14,727,108	17.8%

At June 12, 2003 no other person owned more than 10% of any class of the Company's voting securities.

The holdings of the above persons of 6% Convertible Unsecured Loan Stock 2004 which was issued on June 20, 2001, are set out below. The Stock is convertible into ordinary shares of Sopheon at a conversion rate of 12p per share prior to June 20, 2004.

Name of beneficial owner	*Nominal amount*
(i) *Directors*	
Barry Mence	£390,000
Andrew Michuda	£28,000
Arif Karimjee	£17,000
Stuart Silcock	£100,000
Bernard Al	£25,000
(ii) Executive officers	
Chris Hawver	£25,000
Huub Rutten	£28,000

The Group operates employee share option schemes as a means of promoting employee share ownership. A summary of the share options which have been granted under such share ownership schemes, which also includes share options granted in September 2000 to vendors in connection with the acquisition of Teltech Resource Network Corporation, and share options granted in November 2001 by way of exchange to holders of vested options to acquire shares in Orbital, is set out below:

Number of shares under option at December	*Subscription price 31,*	*Normal expiry date 2002*
4,342,281	6.193p to 960p	2002 to 2010

Movements in options outstanding for the three years in the period ended December 31, 2002 are as follows:

	Number of Shares	*Weighted average exercise price £*
Outstanding at January 1, 2000	1,509,947	0.62
Granted under share option schemes	569,901	4.24

Granted to the vendors of Teltech	718,292	2.29
Exercised	(631,250)	0.34
Lapsed	(137,027)	2.10
Outstanding at December 31, 2000	2,029,863	2.22
Granted under share option schemes	362,339	0.83
Granted by way of exchange to holders of Orbital share options	660,066	0.06
Exercised	(82,543)	0.15
Lapsed	(368,149)	3.13
Outstanding at December 31, 2001	2,601,576	1.42
Granted under share option schemes	3,439,328	0.15
Exercised	(621,734)	0.06
Lapsed	(1,076,889)	0.85
Outstanding at December 31, 2002	4,342,281	0.74

The following table summarises share options outstanding at December 31, 2002

	Outstanding options			*Exercisable options*	
Range of exercise prices	Number of shares (000s)	Weighted average contractual life (years)	Weighted average exercise price	Number of shares (000s)	Weighted average exercise price
£0.06 to £0.20	3,047	9.1	£0.15	523	£0.14
£0.78 to £1.98	948	6.8	£1.40	647	£1.58
£2.30 to £3.75	128	6.6	£3.00	123	£2.97
£4.06 to £9.60	291	7.6	£4.90	81	£4.97
Totals	4,414	8.5	£0.74	1,374	£1.36

On December 31, 2002 the total number of options granted to Directors and Executive Officers of the Company were as follows:

Number of share options	Subscription price	Normal expiry date
1,806,107	14.75p to 960p	2005 to 2012

No director or executive officer exercised any options between December 31, 2002 and June 12, 2003.

The following table shows the percentage holdings of persons who have notified the Company that they are interested in 3% or more of the Company's issued share capital:

At December 31	2000	2001	2002
B.K. Mence	22.5%	10.6%	13.3%
J Macfarlane	4.4%	-	-
Friends Ivory & Sime plc	-	5.5%	-
3i Group plc	3.7%	4.8%	3.7%
Aventis Research & Technologies GmbH & Co KG	-	4.2%	4.2%
A. Slater	-	3.7%	-
C. Smeaton	-	3.7%	-

Holders of 3% or more of the issued share capital of the Company have the same voting rights, proportional to their shareholdings, as other shareholders in the Company.

On March 20, 2003 the Company was notified that 3i Group plc no longer has a notifiable interest in the share capital of Sopheon. Otherwise, the Company has not been notified since December 31, 2002 of any change in the holdings of persons interested in 3% or more of the Company's issued share capital.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

[I.] [1.] [A.]   **MAJOR SHAREHOLDERS**

For a listing of beneficial owners of 3% or more of Sopheon's voting securities, please see Item 6.E "Directors, Senior Management, and Employees – Share Ownership."

At June 12, 2003 there were 414 holders of record of Sopheon shares with registered addresses in the United States, who held a total of 717,525 shares, or 0.9% of the total shares outstanding.

There is no trading market at the present time for Sopheon shares in the United States. Details of Sopheon's sponsored American Depositary Receipt ("ADR") program appear under Item 9 Section C.

So far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations, by any government, or by any other natural or legal person, severally or jointly.

The Company does not know of any arrangement the operation of which might result in a change in the control of the Company.

[I.] [1.] [A.]   **RELATED PARTY TRANSACTIONS**

There have been no related party transactions during the period from January 1, 2002 to June 12, 2003.

[I.] [1.] [A.]   **INTERESTS OF EXPERTS AND COUNSEL**

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.   **CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION**

The Consolidated Statements and other Financial Information required by this Item are contained in the Financial Statements, commencing on page F-1. See Item 17.

Legal Proceedings

As of June 12 2003, neither Sopheon nor any of its subsidiaries are party to any significant litigation that would have a material adverse effect on the consolidated financial statements. The Company is occasionally involved in litigation in the ordinary course of business.

Dividend   Policy

Holders of Sopheon ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution. Dividends on Sopheon ordinary shares will be announced and paid in pounds sterling. Sopheon has not in the past declared or paid any dividends to holders of its ordinary shares, and there is no present intention to declare or pay any such dividend.

B.   SIGNIFICANT   CHANGES

There have been no significant post balance sheet events since December 31, 2002 other than as disclosed in Note 22 to the Financial Statements.

ITEM 9.   THE OFFER AND LISTING

[I.] [1.] [A.]   OFFER AND LISTING DETAILS

At June 12 2003, the market price of Sopheon shares was 16p on the Alternative Investment Market of the London Stock Exchange and 0.23 on Euronext. The following table shows, for the periods indicated, the high and low closing prices per Sopheon ordinary share as reported on the Alternative Investment Market of the London Stock Exchange and on Euronext.

	Alternative Investment Market			**Euronext**	
	High	*Low*		*High*	*Low*
	(pence)	*(pence)*		*(euro)*	*(euro)*
June	24	14		0.37	0.22
May	25	11		0.39	0.18
April	15	11		0.26	0.17

46

March	19	11		0.32	0.18
February	12	10		0.44	0.30
January	30	24		0.49	0.39
2002					
Fourth quarter	19	5		0.75	0.43
Third quarter	11	6	0.99	0.39	
Second quarter	16	11		1.64	0.95
First quarter	31	11		2.80	1.64
2001					
December	33	29		0.53	0.46
Fourth quarter	47	27		0.75	0.43
Third quarter	59	25	0.99	0.39	
Second quarter	97	53		1.64	0.95
First quarter	160	95		2.80	1.64
2000					
Calendar year	1,762	155		27.00	2.63
1999					
Calendar year	405	126		6.00	1.75
1998					
Calendar year	272	120		4.44	1.82

[I.] [1.] [A.]   **PLAN OF DISTRIBUTION**

Not   applicable.

[I.] [1.] [A.]   **MARKETS**

The ordinary shares of Sopheon have been traded on the Alternative Investment Market of the London Stock Exchange since August 1996 and on the Euronext market of the Amsterdam Stock Exchange since March 1997.

The shares are traded in London under the symbol SPE.

On June 13, 2001, Sopheon filed with the SEC a registration statement on Form F-6 for American Depositary Shares ("ADSs") to be evidenced by American Depositary Receipts ("ADRs") under a level 1 ADR program, with the Bank of New York as depositary. Each Sopheon ADS represents 10 Sopheon shares. When the ADR program is implemented, the Sopheon ADSs will trade on the OTC market under the symbol SOPEY.

No listing is being sought or application for admission made on any other exchange.

[I.] [1.] [A.] **SELLING SHAREHOLDERS**

Not applicable.

[I.] [1.] [A.] **DILUTION**

Not applicable.

[I.] [1.] [A.] **EXPENSES OF THE ISSUE**

Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

[I.] [1.] [A.] **SHARE CAPITAL**

Not applicable.

[I.] [1.] [A.] **MEMORANDUM AND ARTICLES OF ASSOCIATION**

There are no restrictions under the Memorandum and Articles of Association or under English law that limit the rights of non-resident or foreign holders to hold or vote Sopheon shares, nor any other restrictions on rights to own securities.

Registrar

The registrar for Sopheon ordinary shares is Capita IRG Plc of The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England

The information under the headings "Description of Sopheon Ordinary Shares" and "Comparison of Rights of Teltech Shareholders and Sopheon Shareholders" contained in the Company's Registration Statement on Form F-4 (File No 333-44404) is incorporated herein by reference.

C. MATERIAL CONTRACTS

The following contracts to which the Company is party have been entered into (other than in the normal course of business) since January 1, 2001 and are, or may be, material:

[a.] An Agreement dated June 19, 2001 for the issue of £2.6 million 6% Convertible Unsecured Loan Stock with detachable warrants to subscribe for ordinary shares. An Agreement dated June

22, 2001 for the acquisition of the Technology and Information Services Division of Aventis Research and Technologies, Frankfurt, Germany for a consideration comprising 3,471,191 Sopheon shares. An Offer, made on behalf of the Company by HSBC Investment Bank plc and dated

October 22, 2001, to acquire the whole of the issued and to be issued share capital of Orbital Software Holdings plc on the basis of 8 new Sopheon shares for every 9 existing Orbital shares. The Offer was declared unconditional on 15 November 2001. The total consideration payable under the Offer comprised 40,016,715 ordinary Sopheon shares and 660,066 options to acquire Sopheon shares. Amended and restated Asset Purchase Agreement between TTECH Acquisition Corp. as

purchaser, FIND/SVP, Inc. as the parent company of the purchaser, Sopheon Corporation as vendor and Sopheon plc as the parent company of the vendor, being an agreement for the divestment of Sopheon Corporation's Information Management business. The total consideration receivable under the agreement is $3.0 million in cash together with a further cash amount of up to $0.4 million contingent on the level of future earnings, as well as the assumption by TTECH Acquisition Corp of net current liabilities amounting to approximately $2.1 million. In addition, FIND/SVP is required to issue to Sopheon $50,000 in FIND/SVP stock, and Sopheon is required to issue to FIND/SVP $100,000 of Sopheon stock.

D. EXCHANGE CONTROLS

There are currently no UK exchange control restrictions on the import or export of capital, the conduct of the Company's operations or affecting the remittance of dividends.

[I.] [1.] [A.] **TAXATION.**

United States Federal Income Tax Consequences of Ownership of Sopheon Ordinary Shares

Taxation of Dividends

Dividends paid to a United States holder of Sopheon ordinary shares will be treated as foreign source dividend income to the United States holder for United States federal income tax purposes to the extent that they are paid out of Sopheon's current or accumulated earnings and profits, as determined for United States federal income tax purposes. The income will equal the United States dollar value of the dividend on the date the dividend is actually or constructively received by the United States holder, calculated by reference to the exchange rate on the relevant date.

A United States holder may be entitled to a foreign tax credit for United Kingdom tax withheld with respect to cash dividends paid on Sopheon ordinary shares. If a United States holder is so entitled, the foreign tax credit would be equal to the percentage of the payer's tax pool computed under IRC §902 plus any taxes withheld in the United Kingdom on any dividend received. In addition, a "gross-up" under IRC §78 would give rise to additional dividend income. United States holders that do not elect, or are not permitted, to claim a foreign tax credit may be entitled to claim a deduction for foreign tax withheld.

The United States and the United Kingdom have entered into a new income tax treaty recently. Each United States holder is urged to consult his or her tax adviser concerning whether the United States holder is eligible for benefits under the United Kingdom-United States tax treaty and whether, and to what extent, a foreign tax credit or deduction will be available with respect to dividends received from Sopheon. A United States holder that relies on the United Kingdom-United States tax treaty should consider disclosing this reliance on the United States holder's United States federal income tax return. A United States holder that fails to disclose reliance on a treaty where disclosure is required would be subject to penalties under United States federal income tax law.

Distributions by Sopheon in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the United States holder's basis in its Sopheon shares and thereafter as capital gain. Dividends paid by Sopheon will not be eligible for the dividends-received deduction allowed to United States corporations in respect of dividends received from other United States corporations. United States holders should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any sterling amounts received on the Sopheon shares which are not converted into United States dollars on the date the sterling amounts are actually or constructively received by the United States holder. For foreign tax credit limitation purposes, dividends paid by Sopheon will be income from sources outside of the United States.

Taxation   of   Capital   Gains
Upon a sale or other disposition of Sopheon shares, a United States holder will generally recognize a gain or loss for United States federal income tax purposes in an amount equal to the difference between the United States dollar value of the amount realized on such sale or disposition and the United States holder's adjusted tax basis, determined in United States dollars, in the Sopheon shares. Such gain or loss recognized will be a long-term capital gain or loss with respect to Sopheon shares held

for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes.

A United States holder that is liable for both United Kingdom and United States tax on a gain on the disposal of Sopheon shares will generally be entitled, subject to certain limitations and under the terms of the Income Tax Convention, to credit the amount of United Kingdom capital gains or corporation tax, as the case may be, paid in respect of such gain against such United States holder's United States federal income tax liability in respect of such gain. United States holders should seek professional tax advice to determine their entitlement to credit United Kingdom tax against their United States federal income tax liability.

Withholding   and   Information   Reporting

The relevant paying agents for the Sopheon shares must comply with information reporting requirements in connection with dividend payments or other taxable distributions made with respect to Sopheon shares within the United States to a non-corporate United States person. In addition, "backup withholding" may apply to these payments unless the holder or beneficial owner provides an accurate taxpayer identification number in the manner required by United States law and applicable regulations, certifies that the holder or beneficial owner is not subject to backup withholding, and the holder or beneficial owner otherwise complies with applicable requirements of the backup withholding rules.

In general, payment of the proceeds from the sale of Sopheon shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting requirements, unless the holder or beneficial owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption as described in the preceding paragraph. In general, United States backup withholding and information reporting will not apply to a payment made outside the United States of the proceeds of a sale of Sopheon shares through an office outside the United States of a non-United States broker. Special rules may require information reporting in the case of payments made outside the United States of the proceeds of the sale of Sopheon shares through a United States broker.

Amounts withheld under the backup withholding rules may be credited against a United States holder's United States federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS.

United Kingdom Tax Consequences of the Ownership of Sopheon Ordinary Shares

Taxation of Distributions

A United States holder who receives a dividend from Sopheon will not have any further United Kingdom tax to pay in respect of the dividend but will not be able to claim any payment in respect of the dividend under the United Kingdom-United States tax treaty. See "United States Federal Income Tax Consequences of the Ownership of Sopheon Ordinary Shares - Taxation of Dividends."

Taxation of Capital Gains

A United States holder who is neither resident or ordinarily resident for tax purposes in the United Kingdom will not normally be liable for United Kingdom tax on capital gains realized on the disposal of Sopheon ordinary shares. However, this will not apply if at the time of the disposal, the United States holder carries on a trade, which for this purpose includes a profession or vocation, in the United Kingdom through a branch or agency which constitutes a permanent establishment and the disposed Sopheon ordinary shares are or have been used in or for the purposes of that trade or are or have been used or held by or for the purposes of the branch or agency. An individual United States holder who is only temporarily not resident in the United Kingdom may, under anti-avoidance legislation, still be liable for United Kingdom tax on capital gains realized, subject to any available exemption or relief.

Inheritance and Gift Taxes

Sopheon ordinary shares are assets situated in the United Kingdom for the purposes of United Kingdom inheritance tax. A gift of these assets by, or the death of, an individual holder may, subject to certain exemptions and relief, give rise to a liability for United Kingdom inheritance tax even if the holder is neither domiciled in the United Kingdom nor deemed to be domiciled there under special rules relating to long residence or previous domicile.

For United Kingdom inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to participators in close companies and to trustees of settlements holding Sopheon ordinary shares, which can bring them within the charge to inheritance tax.

An individual who is domiciled in the United States and who is not a national of the United Kingdom for the purposes of the United Kingdom-United States estate and gift tax convention will generally not be subject to United Kingdom inheritance tax in respect of the Sopheon ordinary shares on the individual's death or on a gift of the Sopheon ordinary shares during the individual's lifetime, provided that any applicable United States federal gift or estate tax liability is paid, unless the Sopheon ordinary shares are part of the business property of a permanent establishment of an enterprise of the individual in the United Kingdom or pertain to a fixed base in

the United Kingdom of the individual used for the performance of independent personal services.

Sopheon ordinary shares placed in trust will generally not be subject to United Kingdom inheritance tax if the settlor, at the time of settlement, was a United States holder domiciled in the United States for the purposes of the United Kingdom-United States estate and gift tax convention and was not a United Kingdom national, provided that the Sopheon ordinary shares are not part of the business property of a permanent establishment in the United Kingdom and do not pertain to a fixed base in the United Kingdom, as more fully summarized above.

In the exceptional case where the Sopheon shares are subject to both United Kingdom inheritance tax and United States federal gift or estate tax, local law in conjunction with the estate and gift tax convention generally provides for the tax paid in the United Kingdom to be available for credit against tax paid in the United States or for tax paid in the United States to be available for credit against tax payable in the United Kingdom. The country in which a credit is taken will depend on individual facts and circumstances, together with the priority rules set out in the estate and gift tax convention. Credit in either jurisdiction is always limited to the lower of foreign tax paid or the equivalent local tax on the same item.

Stamp   Duty   and   Stamp   Duty   Reserve   Tax

A transfer for value of the Sopheon ordinary shares will generally be subject to *ad valorem* stamp duty or to stamp duty reserve tax. Stamp duty will arise on the execution of an instrument to transfer Sopheon ordinary shares. Stamp duty reserve tax will arise on the entry into an agreement to transfer Sopheon ordinary shares but the charge may be cancelled if stamp duty has been paid. Stamp duty and stamp duty reserve tax are normally a liability of the purchaser. The rate of stamp duty and stamp duty reserve tax is currently 0.5% of the consideration.

Qualifications

As noted above, the foregoing discussion does not address all aspects of United States federal income taxation or United Kingdom taxation that may be relevant to US resident Sopheon shareholders in light of their particular circumstances. For instance, the discussion does not address all aspects of United States federal income taxation or United Kingdom taxation relevant to shareholders that are resident, or, in the case of an individual shareholder, ordinarily resident, in the United Kingdom, shareholders who conduct a trade or business in the United Kingdom through a permanent establishment situated therein, or who perform independent personal services from a fixed base situated therein.

In addition, the foregoing discussion does not address all aspects of United States federal income taxation or United Kingdom taxation that may be relevant to shareholders who are subject to special provisions of United States federal income tax law. For example, the discussion does not address all aspects of United States federal income taxation or United Kingdom taxation that may be relevant to:

- shareholders liable for alternative minimum tax;

- shareholders that actually or constructively will own 10% or more by vote and value of the outstanding stock of Sopheon;

- shareholders that hold their stock as part of a straddle, hedge, synthetic security, conversion transaction or other integrated investment composed of Sopheon shares and one or more other investments;

- shareholders whose "functional currency" is not the United States dollar;

- financial institutions;

- insurance companies;

- tax-exempt organizations;

55

- traders in securities that elect marked-to-market accounting treatment; or

- broker-dealers.

The foregoing discussion is based on existing United States federal income and United Kingdom tax law, including legislation, administrative rulings and court decisions, as well as on the United Kingdom-United States tax treaty, all of which are subject to change, or changes in interpretation, possibly with retrospective effect.

Finally, Sopheon believes that it is not and will not become a "passive foreign investment company" for United States federal income tax purposes within the meaning of Section 1297(a) of the United States tax code and the foregoing discussion so assumes.

[I.] [1.] [A.]   **DIVIDENDS AND PAYING AGENTS**

Not   applicable.

[I.] [1.] [A.]   **STATEMENT BY EXPERTS**

Not   applicable.

[I.] [1.] [A.]   **DOCUMENTS ON DISPLAY**

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington DC, 20549.   Please call the SEC at 1-800-SEC-0330 for further information on the public information rooms and their copy charges.   The SEC also maintains an Internet site at http://www.sec.gov that contains reports, registration statements and other information filed electronically with the SEC.

[I.] [1.] [A.]   **SUBSIDIARY INFORMATION**

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sopheon's principal financial instruments comprise cash, short-term deposits, lines of credit and overdraft facilities.   The main purpose of these financial instruments is to fund the operations of the business.   Sopheon has various other financial instruments, such as trade debtors and trade creditors that arise directly from its operations.

It is, and has been throughout the period under review, Sopheon's policy that no trading in financial instruments will be undertaken.   However, during 2002 the Group entered into forward contracts to hedge future known foreign exchange liabilities.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk as summarized below.   The board reviews and agrees upon policies for managing each of these risks.   These policies have remained unchanged during the last 3 years.

Interest Rate Risk- On July 28, 1998, the Company issued £1,570,920 Convertible Loan Stock in order to fund the working capital requirements of the business.   The loan stock bore an interest rate of 5% and was converted into ordinary shares of Sopheon plc on July 31, 2000.

On June 19, 2001 the Company issued £2,600,000 Convertible Loan Stock, to provide additional working capital.   This loan bears interest at a fixed rate of 6% per annum and may be converted into ordinary shares of Sopheon plc prior to June 19, 2005.   If not converted, the Loan Stock is repayable at par on June 20, 2005.

The Group has a sterling bank loan, of which a total of £28,000 remained outstanding at December 31, 2002. This loan bears interest at a fixed rate. Sopheon also has lines of credit and overdraft facilities in sterling, US dollars and Euros at floating rates of interest. Where Sopheon has significant cash resources available that are in excess of the short-term needs of the business, such funds are maintained in sterling and are placed on short- and medium-term bank deposit.

Liquidity Risk – Sopheon's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts and loans.   Attention is, however, drawn to the report of Sopheon's independent auditors for the periods ended December 31, 2001 and 2002, which refers to disclosures in the financial statements as to Sopheon's recurring losses from operations and lack of funds, which raise substantial doubt about its ability to continue as a going concern.   Details of the steps taken by Sopheon to provide the Group with adequate funding to support its activities are set out in Note 1 to the financial statements.

Foreign Currency Risk- As a result of having significant operating units in the United States, Germany and the Netherlands, which give rise to short-term creditors, debtors and cash bal-

ances in US dollars and euro, the Group's balance sheet can be affected by movements in exchange rates of these currencies. In managing its structural exposures, Sopheon's objectives are to maintain a low cost of borrowings and to retain some potential for currency related appreciation. Sopheon also has transactional currency exposures. Such exposures arise from sales or purchases by an operating unit in currencies other than that unit's functional currency.

Credit Risk - The Company's financial instruments that are exposed to concentrations of credit risk are primarily trade accounts receivable. Concentrations of credit risk are limited, due to the large number of customers and their dispersion across many different industries and geographic areas as well as several product lines. Historically, the company has relatively low levels of bad debt costs. It should not, however, be inferred that this experience will continue into future periods. The company does not know of any reasons today why this position should change.

Further information, including certain quantitative disclosures on market risk, is given in Note 20 to the financial statements.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not   applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES, AND DELINQUENCIES

There has been no default by Sopheon in the payment of principal, interest, sinking or purchase fund installment or other default not cured within 30 days, with respect to any indebtedness of the registrant or any of its significant subsidiaries.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications of instruments defining the rights of holders of ordinary shares in Sopheon, since August 25, 2000, the effective date of Sopheon's F-4 Registration Statement.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on its review within 90 days of the date of this report of the Group's disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the Group's current disclosure controls and procedures are effective to ensure that material information relating to the Group is recorded, processed, summarized and reported in a timely manner; and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Change   in   Internal   Controls

As of the date of this annual report, based on the assessment of the Board, there were no changes in the Group's internal controls, or in other factors that could significantly affect these controls, subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable

ITEM 16B.   CODE OF ETHICS

Not applicable

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable

ITEM 16D.   EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NOT   APPLICABLE

PART III

ITEM 17.   FINANCIAL STATEMENTS

The following financial statements together with the report of Ernst & Young LLP thereon are filed as part of the annual report:

ITEM 18.   FINANCIAL STATEMENTS

THE COMPANY HAS RESPONDED TO ITEM 17 IN LIEU OF RESPONDING TO THIS ITEM.

1.1   Memorandum of Association of Sopheon plc as amended by Special Resolutions passed on August 18, 1996 and November 22, 1999 (incorporated by reference to Exhibit 3.1 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).

1.2   New Articles of Association of Sopheon plc as adopted pursuant to a Special Resolution passed on August 28, 1996 and amended by a Special Resolution passed on November 22, 1999 (incorporated by reference to Exhibit 3.2 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404)

2.1   Instrument dated June 19, 2001 constituting up to £4,000,000 6% Convertible Unsecured Loan Stock 2003 of Sopheon plc of which £2,600,000 has been issued (incorporated by reference to Exhibit 2.1 to Sopheon plc's Annual Report for 2001 on Form 20-F filed on July 15, 2002 under file number 333-44404)

4.1   Convertible Loan Agreement dated June 22, 1998 by and between PolyDoc plc and Barry Mence, Nederlandse Participatie Maatschappij NV and Brandon Limited (incorporated by reference to Exhibit 10.1 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).

4.2   Secured Promissory Note in the amount of $1,900,000 issued by Teltech Resource Network Corporation to Sopheon plc, dated June 27, 2000 (incorporated by reference to Exhibit 10.7 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).

4.3   Agreement of Sale and Transfer of the AIT business dated as of June 22, 2001 among Sopheon plc and Aventis Research and Technlogies GmbH & Co KG (incorporated by reference to Exhibit 4.1 to Sopheon plc's Annual Report for 2000 on Form 20-F filed on July 15, 2001 under file number 333-44404).

4.4	Recommended Offer by HSBC Investment Bank plc on behalf of Sopheon plc for Orbital Software Holdings plc dated as of October 22, 2001 (incorporated by reference to Exhibit 1 of Form CB filed on 22 October 2001 under file number 333-44404)
4.5	Amended and restated Asset Purchase Agreement between TTECH Acquisition Corp. as purchaser, FIND/SVP, Inc. as the parent company of the purchaser, Sopheon Corporation as vendor and Sopheon plc as the parent company of the vendor, dated as of June 25, 2003 being an agreement for the divestment of Sopheon Corporation's Information Management business
8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).
11.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
11.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 3, 2003_____   SOPHEON PLC

By:____Arif_____Karimjee_____

Arif Karimjee,
Finance Director
(Principal Financial and
Accounting Officer)

CERTIFICATION

I, Andrew Lloyd Michuda, certify that:

[1.]   I have reviewed this annual report on Form 20-F of Sopheon plc;

[1.]   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

[1.]   Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this annual report.

[1.]   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

[1.] [a.]   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and   presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

[1.]   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

[1.] [a.]   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

66

[1.]   The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date or our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: _____Andrew Lloyd Michuda_____

                                   Name: Andrew Lloyd Michuda
                                   Title: Chief Executive Officer

Date: July 3, 2003

CERTIFICATION

I, Arif Karimjee, certify that:

[1.]   I have reviewed this annual report on Form 20-F of Sopheon plc;

[1.]   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

[1.]   Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this annual report.

[1.]   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    [1.] [a.]   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and   presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

[1.]   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    [1.] [a.]   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

[1.]   The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date or our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: _____Arif Karimjee_____
              Name: Arif Karimjee
              Title: Chief Financial Officer
                        Date: July 3, 2003

EXHIBITS

1.1	Memorandum of Association of Sopheon plc as amended by Special Resolutions passed on August 18, 1996 and November 22, 1999 (incorporated by reference to Exhibit 3.1 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).
1.2	New Articles of Association of Sopheon plc as adopted pursuant to a Special Resolution passed on August 28, 1996 and amended by a Special Resolution passed on November 22, 1999 (incorporated by reference to Exhibit 3.2 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404)
2.1	Instrument dated June 19, 2001 constituting up to £4,000,000 6% Convertible Unsecured Loan Stock 2003 of Sopheon plc of which £2,600,000 has been issued (incorporated by reference to Exhibit 2.1 to Sopheon plc's Annual Report for 2001 on Form 20-F filed on July 15, 2002 under file number 333-44404)
4.1	Convertible Loan Agreement dated June 22, 1998 by and between PolyDoc plc and Barry Mence, Nederlandse Participatie Maatschappij NV and Brandon Limited (incorporated by reference to Exhibit 10.1 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).
4.2	Secured Promissory Note in the amount of $1,900,000 issued by Teltech Resource Network Corporation to Sopheon plc, dated June 27, 2000 (incorporated by reference to Exhibit 10.7 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).
4.3	Agreement of Sale and Transfer of the AIT business dated as of June 22, 2001 among Sopheon plc and Aventis Research and Technologies GmbH & Co KG (incorporated by reference to Exhibit 4.1 to Sopheon plc's Annual Report for 2000 on Form 20-F filed on July 15, 2001 under file number 333-44404).

4.4	Recommended Offer by HSBC Investment Bank on behalf of Sopheon plc for Orbital Software Holdings plc dated as of October 22, 2001 (incorporated by reference to Exhibit 1 of Form CB filed on 22 October 2001 under file number 333-44404).
4.5	Amended and restated Asset Purchase Agreement between TTECH Acquisition Corp. as purchaser, FIND/SVP, Inc. as the parent company of the purchaser, Sopheon Corporation as vendor and Sopheon plc as the parent company of the vendor, dated as of June 25, 2003 being an agreement for the divestment of Sopheon Corporation's Information Management business
8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Sopheon plc's Registration Statement on Form F-4 filed on August 24, 2000 under file number 333-44404).
11.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
11.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

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